EXHIBIT 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q1 AND FY 09 RESULTS
JULY 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing vertical and Member – Executive Council

Abraham Matthew
Infosys BPO – Head - Finance

CONFERENCE CALL PARTICIPANTS

Trip Chowdhry
Global Equities Research

Moshe Katri
SG Cowen

Joseph Foresi
Janney Montgomerry

George Price
Stifel Nicolaus

Anthony Miller
Arete Research

David Grossman
Thomas Weisel

Karl Keirstead
Kaufman Brothers

Arvind Ramnani
Bank of America Securities

Julio Quinteros
Goldman Sachs

Ashish Thadhani
Gilford Securities

Rod Bourgeois
Bernstein

Kanchana Vydianathan
Pacific Crest

Ed Casi
Wachovia

Brian Kinstoinger
Sidoti and Company

Operator
Good morning. My name is Brandy and I will be your conference operator today. At this time, I would like to welcome everyone to the first quarter fiscal 2009 results for Infosys Technologies conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you have already done so, please press the pound sign now then press star one again to ensure your question is registered. If you would like to withdraw your question, press the pound key. Thank you. I would now like to turn the conference over to Sandeep Mahindroo from the investor relations team for Infosys Technologies. Please go ahead, sir.

Sandeep Mahindroo
Good morning, everyone, and welcome to this call to discuss Infosys financial results for the quarter ended June 30, 2008. I'm from the Infosys investor relations team in New York. Joining us today on this call is CEO and MD, Mr. S. Gopalakrishnan; COO, Mr. S.D. Shibulal and CFO Mr. V. Balakrishnan, along with other members of the senior management. We'll start the proceedings with a brief statement on the performance of the company for the recently completed quarter followed by outlook for the quarter ending September 30, 2008 and year ending March 31, 2009. Subsequently we'll open up the discussion for Q&A. Before I pass it on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I'll now pass it on to Mr. S. Gopalakrishnan.

S. Gopalakrishnan
Thanks Sandeep and good morning, good afternoon and good evening to every one of you wherever you are. Thanks for joining us for this call at the end of quarter 1. Our quarter 1 revenue of $1,155 million is a growth of about 24.5% from last year. And this is compared to the guidance we gave of $1,142-$1,145 million. So we've exceeded the guidance and come to $1,155 m. The operating margins are slightly down as we said at the beginning of the quarter because it gets impacted by the salary increases as well as visa costs. We've actually given a guidance of 5.2-6.1% growth for Q2. This is because of an all round good performance. We have added 49 new clients. If you look at the various industry vewrticals, banking, financial services, manufacturing, retail, all have sequentially grown. Even banking and financial services grew by 4%. U.S grew by 4.3%. Except for one client in the top 10, if you exclude that, the top 10 segment grew by 3.8%, the non top 10 grew by 3.9%. We added 7,182 employees at the gross level compared to 6,000 which we gave as guidance. And we're planning to add another 10,000 employees this quarter. So overall, it is a good performance. We have been of course positively this quarter from salary increases and visa costs. And we are optimistic about the future. And our guidance for the year of 19-21% stands at this point. We have not looked at revising it because of the challenging environment in which we are. But overall it's an optimistic environment to be in. I'm now going to ask my colleague, Shibulal, to give you some more information on the various segments

S.D. Shibulal
So as Kris said, it has been a good quarter for us. We have added 49 new clients, very strong client additions. The number of million dollar clients has gone up to 325 from 310. Out of the new clients we added, 3 of them are Fortune 500. Today we have 114 Fortune 500 clients. Our growth has been all around. If you look at the vertical segmentation, banking and financial services grew by 4% quarter on quarter. Manufacturing has shown very strong growth of 13.3%. retail has grown by 3.7% quarter on quarter. So we have seen growth in multiple verticals. Energy and utilities grew by 5.1%. The segmentation based on services, Business Process Management grew from 6% to 6.3% from last quarter to this quarter. Infrastructure Management has reached 5.7% of revenues and that is up 1.1% up from last quarter. Last quarter it was 4.6%. We had also seen strong pickup in consulting services and package implementation. Our revenue from consulting services and package implementation this quarter was $275 million. We are also seeing good wins. We had three transformational wins this quarter. This is a big focus area for us. These wins are based on our strengths in consulting, package implementation and system integration. Now let me look at geographical spread, revenue from North America was 62.6%. Europe was marginally down to 27.3%, Rest of the world was at 8.8% and India 1.3%. The revenue from our product line, Finacle was 3.9%.

Revenue productivity has remained stable quarter on quarter. There is a marginal increase. We believe that the pricing will remain stable for the rest of the year.

That is it for my side. Let me now request Bala to give you financial details. Thank you.

V. Balakrishnan
Good evening to everyone of you. We just concluded a quarter. It was a great quarter. We have seen the revenues from US growing sequentially by 4%. Even BFSI, which all the investors were worried about, the segment excluding insurance has grown by 4% sequentially. We have seen good growth in retail. Manufacturing did exceedingly well. We are above guidance. We gave $ 1,142-$ 1,145 m in revenues. We did $ 1,155 m, sequentially grew by 1.1%. It is as much ahead of what we thought in the beginning of the year.

In terms of margin, the gross margin was 39.7%. Operating margin is 26.7%. It's down 2% from last quarter. If you remember in the beginning of April, we guided for 4% drop in margins. We ended with 2% drop in margins. Currency to some extent has helped us this quarter. Currency has depreciated by around 5.5% which means that we got a benefit of 2.5% on the operating margins. Compensation increases impacted the margin by 2.2%. Visa costs impacted the margin by 0.7%. Utilization went down during the quarter and it impacted the margin by 1.5%. Net net, the operating margin was impacted by 2.1%.

We have kept the guidance for the full year in dollar terms at the same level as what we had predicted in April. I think the environment has not changed. The year is panning out as we had thought of in the beginning of April. We have not assumed any price increases in the guidance. We have assumed the pricing to be at the same level as we have seen in the first quarter. Pricing this quarter has been stable. We are not seeing any big pressure on pricing. There could be some one or two sporadic instances where the prices could have declined, but it's not something new. In any environment, good or bad, those things happen. At the portfolio level, we are seeing the pricing to be stable and we believe it will continue to be stable for the full year. Our guidance assumes the operating margin to be stable within a narrow band of 40-50 bps for the full year. If the currency remains at the same level, quite possible we could get some benefits on the margin. But we will try to reinvest in the business because the end of the day, we have to build a company for the long term. And we'll put the money back into the business either increase our spending on consulting or increase our spending on hiring more domain experts or put more money into Finacle product or put more money into creating IPR within the company which could give us some non-linearity in growth going forward.

Accounts Receivable is under control. DSO days was 64 days. Last quarter it was 72 days. Adjusted for collection in the beginning of April, it was about 67 days. 79% of receivables is less than 30 days. The quality of receivables is extremely good.

We have seen all-round growth. The top 10 clients, excluding the top client grew by 3.8% sequentially this quarter. Non-top 10 grew at 3.9%. So overall it has been a very good quarter. We are seeing the year spanning out as we planned in the beginning of the year. We had seen some stability in April and May but the environment is still challenging. There are still some challenging news coming from environment. But we are very confident about achieving our guidance. We are very comfortable about achieving our guidance. We want to be cautious. That’s why we kept the full year guidance at the same level. We have to wait and see how the second quarter pans out for us to take a view on full year guidance.

With this I conclude. Now the floor is open for questions.

Hello, Sandeep? Can we take questions?

Operator
At this time, I would like to remind everyone in order to ask a question press star then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Trip Chowdhry with Global Equity Research.

Trip Chowdhry
Thank you and good execution in a very difficult environment. A few questions, first regarding the deal activity. Can you give us a sense like what kind of deals in what verticals get closed faster versus which deals in which verticals take a bit longer time? Thank you.

S. Gopalakrishnan
The time taken is dependent on the size of the deal rather than in which vertical they fall in. Typically we are finding that larger the deal, it takes slightly longer time. More in terms of whether there is a deal consultant or not, what is the process they're following, the client is following. $100 million plus deals where the deal consultant is involved, we have seen that it probably takes six months to nine months to close. But if it is a deal straight run by the client people themselves, probably it takes maybe three months less than that. So the process is what delays the decision making rather than industry by industry. The decision making is dependent on the process.

Trip Chowdhry
Thank you.

Operator
Your next question comes from the line of Moshe Katri with Cowen and Co.

Moshe Katri
Thank you. I wanted to focus a bit more on guidance and obviously there are a lot of questions on the reason why the guidance remains conservative. Have we seen any project cancellations during the quarter? Did things get worse progressively towards the end of the quarter in terms of project ramp?       And it just seems that there's a change in tone from about a month ago. Can you kind of elaborate on that?

S. Gopalakrishnan
Moshe, this is Kris. No, we are not seeing project cancellations towards the end or anything like that. In fact Bala stressed this. The year is sort of panning out as we saw in the beginning of the quarter. We had said that we will grow 19-21 percent. We are still saying 19-21%. We have given a guidance of 5.2-6.1% in Q2. So if you look back in April, we had assumed that approximately 6% is the growth rate required for the three quarters. If you combine Q1 and Q2, the total percentage of revenue in the first half would be about 46-47%. Again, it's in line with what we have seen in the last year. And if you just look at the segments we had talked about, BCM, retail, manufacturing, the geography U.S, we are seeing growth higher than the company average. So it's kind of panning out as we had thought it to be. Significant client additions, which should give us growth down the line. So it's just panning out that we thought it would be, actually.

Moshe Katri
And it seems that you've had a pretty sudden decline sequentially in revenue contributions from your largest customer. I know you don't like to name it. You don't really name who your largest customer is and I think you've also indicated that numbers will be coming down from that customer base. But it is a pretty sudden decline sequentially. I think it will be helpful if you kind of talk about what's happening there because, again, it is your largest client.

S. Gopalakrishnan
Moshe, we said that telecom as a segment is still very important. And we are optimistic. And we are seeing growth there. Now, one particular customer we just cannot talk about or give a guidance and how it is going to be pan out. All I would say is that it's not an indication of any trend in that industry. And it's very difficult to comment on a particular client. It's not something which we worry too much. That I can tell you

V. Balakrishnan
Moshe, Bala here. See we have a portfolio approach. At some part of time, some clients will grow faster. Some clients may stabilize at some point of time. Some other customers may not grow. But at the end of the day, if you take a portfolio, we are seeing good growth. If you look at top 10 clients, excluding the top client, it still grew 3.8% sequentially. Non top 10 clients grew 3.9% sequentially. So we have to take a portfolio approach. We are not looking at client-specific growth.

Moshe Katri
Well, will that client remain at that level throughout the next three quarters? Or do you expect more drops coming out from there?

S. Gopalakrishnan
Moshe, all our clients are very, very important for us. We want to make sure that we work very hard to win their confidence and grow every one of them. It's just one quarter, so let's see.

Moshe Katri
All right. Thanks.

Operator
Your next question comes from the line of Joseph Foresi with Janney Scott Montgomery.

Joseph Foresi
Hi, gentlemen. I was curious, how would you characterize your confidence in full year guidance? Has it improved or would you say that your visibility towards the full year number has improved?

S. Gopalakrishnan
See when we give a guidance, we are confident of meeting it. Otherwise, we wouldn't be putting it out as our guidance. Past record is not an indication of future performance but Infosys track record is there. We try our level best to meet our guidance and it is based on facts we have. And we have the confidence at this point of meeting it.

Joseph Foresi
But how would you characterize that level of confidence? Has it changed since the beginning of the year?

S. Gopalakrishnan
In fact, we said it's panning out as we had indicated at the beginning of the year. We have to grow around 6% in the three quarters. And that's what we are seeing. See, any quarter, when we begin the quarter, typically we have visibility of about 80-85% of the revenue for that quarter, and for future quarters, 70-75%. And none of that has changed our deep relationship with our clients. If you just look at the repeat business this quarter, quite high. So deep relationship with our clients gives us confidence.

Joseph Foresi
OK. And just looking at the model, how should we think about the revenue driver going forward? It seems like headcount's probably stable and pricing is flat. Is it fair to say that utilization is going to be one of the key metrics going forward?

V. Balakrishnan
You have to look at utilization differently. In our business, it's not like a tap. You can't just hire people and start billing them. We have a lead time of four to six months before they become billable. So at any point in time we have to keep the model ready for us to take any growth opportunity. The worst thing that can happen for us is we have business and we don't have people.   So at any point of time, we try to keep some slack in the system to make sure we don't miss on the growth. So look at our guidance for next quarter. We are going to grow at 6%. That is our guidance. So some of the people who have just come out of training, they could get absorbed next quarter. But we're hiring 10,000 people more next quarter. All this to create a base for next year. So I think we need to clear some flexibility. The other way to look at this is that we have a cost base which has already absorbed all these costs. And if there is an opportunity, that could be positive for us. Today we have the ability to absorb the cost and still grow and create a model ready for future growth. So you have to look at utilization differently.

Joseph Foresi
OK. And just lastly, real quickly, it seems like the demand for labor has sort of maybe softened a little bit. Is it still fair to say that there's a direct link between your hiring guidance and your revenue growth? And thank you.

V. Balakrishnan
Yes. In the beginning of the year we gave a guidance of 25,000 gross additions for the full year. We have not changed the revenue guidance and we have not changed the manpower guidance. Both remain the same.             Tomorrow if the opportunity exists, quite possible we can hire more people. We always said that we are comfortable with the utilization somewhere between 76-80%. At some point in time it could be less than that. But we are keeping the slack to make sure we don't miss some growth opportunity.   And over a longer period of time, we are trying to create some kind of a non-linearity in revenues by improving revenue productivity. If we are able to do it on a larger scale, quite possible that manpower growth and the revenue growth could get delinked. But that is over a period of a longer period of time.

Operator
Your next question comes from the line of George Price with Stifel Nicolaus.

George Price
Hi. Thanks very much. I guess I wanted to follow up on an earlier line of questioning and kind of hold you guys a little bit closer to the fire on something. In early June you were quite bullish on the prospects in BFSI relative to the more subdued outlook earlier in the year. I understand, we can see what's been going on in the market since that time. But it's relatively short. I mean, we're talking about a couple weeks, relatively short period of time. Can you help me reconcile a little bit more detail what changed and led to your more cautious tone in such a short period of time?

S. Gopalakrishnan
So BFSI, if you look at banking and financial services, we have growth 4%. We have said that this is going to be an important industry vertical for us. We expect BFSI to be the largest industry vertical for Infosys for obvious reasons the largest spender in technology, the sector which has accepted the model faster than anybody else. So it will continue to be very important and large industry vertical for us. The caution is just because the environment is challenging. That's all. There's nothing else.

George Price
OK. Well, I still think there's a distinct difference in tone and I'm not sure I understand exactly why that is. But do you still expect BFSI to grow in line or possibly or ahead of overall company growth for the year?

V. Balakrishnan
If you look at the first quarter, BFSI excluding insurance still grew at 4% sequentially. See, the two largest verticals for us are financial services and telecom. If they don't grow, the whole company won't grow. So by end of the year, it's quite possible that BFSI could be growing in line with the company's growth rate

George Price
You mean on sort of an exiting basis, Bala

V. Balakrishnan
Pardon?

George Price
As opposed to BFSI growing in line for the full year, you mean by the end of the year? I just want to...

V. Balakrishnan
Yes. By the end of the year. The first quarter it has grown faster than company. No, you can't take quarter to quarter. Full year, quite possible that it could grow in line with the company's growth rate.

George Price
OK. Within BFSI, can you maybe get a little bit more granular? What particular areas are you most cautious on? Is it capital markets for the obvious reasons? Is it commercial banking given the increasing concerns on loan quality? Is it insurance? What do you see in your client base that makes you most cautious within that segment?

S. Gopalakrishnan
See, rather than sector wise or the sub sector wise, its individual companies really. And even with the individual companies, depending on your track record, your relationship etc, you are able to grow. That is what we are seeing and we are proving that also. In the banking and financial services, you cannot talk about any particular sub sector at this point. It is company specific.

George Price
OK. Last question, I think on the last call you talked about pricing up modestly onsite, down modestly offshore in the quarter. Can you just give a little bit more detail as to what's driving that? And what's the outlook for the year for pricing offshore in particular?

S.D. Shibulal
The pricing outlook for the year is stable. We believe that the pricing will remain stable for the year.

George Price
Offshore as well as onsite?

S.D. Shibulal
Both. Yes at a portfolio level that means at the company level.

George Price
OK. Thanks very much.

Operator
Your next question comes from the line of Anthony Miller with Arete Research.

Anthony Miller
Thanks gents. A couple of questions. Firstly, sorry to keep pressing the point on the top client, but I do think it's an important issue. Can you at least say whether the drop in revenues was what you might call because of normal project completion? Or was it because projects which were currently underway had for some reason been curtailed or because projects which were scheduled were subsequently deferred?

S. Gopalakrishnan
See, I cannot talk about a specific client, unfortunately and give you more color because it's not right. We have confidentiality agreements with all our clients and things like that. It is not something unusual. Let me just say that. It's not something unusual. Between quarters, there may be some slight up and down. We still work closely with them. They are very, very important clients for us. And we are growing in some other areas with them. So let's see.

Anthony Miller
Moving on to my final question and it's about decision making and your ability to accelerate putting customer work offshore in these troubled times. You said in the earlier call as you've said indeed before that decision making is taking longer. Things that used to take one month is taking two or three months. On the other hand, you also said that you are looking and customers are looking to put more work off shore to reduce costs. But there's a slight sort of conflict there, isn't there? Can you give us an idea, you've got your guys onsite in the clients looking for new work to put offshore. If they see an opportunity, how long would it actually take you to move that work offshore and start billing for it given the extended decision making process? Is it too late even now to do that, to generate revenues this year?

S. Gopalakrishnan
No, it is not too late to generate revenue for this year. Clearly if you look at the growth in the industries in which we operate, manufacturing has given 13.3% growth quarter upon quarter. So it's clearly not too late. Typically when the larger the project is or the program is, there is delay. But smaller programs typically get decided faster. Sometimes they go for external consultants to guide them through the contract process. That puts additional delay. Not new to this environment in which we are, it's the process itself. And typically a large deal will take six months to nine months from start to finish. That is why we have a pipeline. And typically we bid for 12 to 15 large deals. These are deals which are $ 50 million plus. And currently our pipeline is as strong as that. We have 12 to 15 deals we are pursuing at this point at various stages of completion. Some could complete this month, of course, we have not won them, so we are still competing for them. But some will close this month or next month etc.

Anthony Miller
Yes, but you have to find new deals, new smaller deals. Are they out there? Are you picking up work that you hadn't seen before that wasn't originally in the pipeline? And are you able to convert that opportunity into revenue this year?

S. Gopalakrishnan
Yes.

Anthony Miller
OK. Thanks very much.

Operator
Your next question comes from the line of David Grossman with Thomas Weisel.

David Grossman
Hi. Thanks very much. I may have missed this earlier, Kris, but when you back out your largest client in Europe, can you give us a sense for what the growth was in Europe?

S. Gopalakrishnan
David, you want to know what was the growth in Europe last year?

David Grossman
No. The growth in the June quarter when you back out the largest client.

S. Gopalakrishnan
Back out the largest client. David, just go ahead and ask the next question and I'll just look at that and come back to you.

David Grossman
Sure. The second thing was that obviously you're concerned, just like everyone else, about the macro environment. But at least based on your comments from an earlier question, it sounds like your visibility is comparable not only three months out but six to nine months out to what you've seen in previous years. Am I understanding that correctly?

S. Gopalakrishnan
Yes. infact, that’s why I am reiteration this. if you look at April and June, what is happening today is exactly what we said in some sense in April. So we have factored all this in. We have said our revenue will be between $1,142 to $1,145 m. We did $1,155 m. We were expected to do about 6% in Q2, Q3, Q4. So we've given a guidance of 5.2-6.1%. And Bala just quickly computed. So without the largest client, Europe would have grown about 4% this quarter.

David Grossman
Just getting back to the last question I just answered, I mean, it feels like there's a little confusion about what you guys have typically always been very cautious about macro fundamentals. And rightfully so. But it sounds like with that said, your visibility on your business is no different than what it's been in prior years. Is that accurate?

S. Gopalakrishnan
It's no different. Probably what we have not done this quarter is after the first quarter we have not revised for the entire year. And as you rightly said, it makes sense to be cautious at this point.

David Grossman
I see. And just one last question. Bala, I know there were moving pieces in the tax rate. What is the tax rate assumptions that you're making for the balance of the year in terms of percentages?

V. Balakrishnan
See in the first quarter the effective tax rate is 11% if you back out the tax reversals we did. For the full year it could be somewhere between 14-14.5% because first quarter we had close to $19 million of forex loss in non operating income. And also the wage increases and the visa costs kicking in. Once those normalize and the non operating loss goes away, quite possible the effective tax rate for the full year could be somewhere between 14-14.5%.

David Grossman
OK. Great. Thanks very much.

Operator
Your next question comes from the line of Karl Keirstead with Kaufman Brothers.

Karl Keirstead
Hi. Thanks for taking my call. If I can just piggyback on that last question that David asked, actually my calculations show that if the largest client had have been flat whereas your overall revenue growth in the June quarter might have been 4%, in Europe it would have been about 2% had the largest client been flat. That's a little lower than I think most analysts expected given that Europe is viewed as a source of growth. So I'm wondering if you might just add some color on the health of Europe outside of that largest single client. Thank you.

V. Balakrishnan
The largest client contributed around 10.3% of revenue in Q4 of last year. This quarter they were 7.9% of revenue. So there was a sequential decline of close to 22%. So back out that, the rest of Europe could have grown very close to 4%. That is the number I gave. On Europe, I will ask BG to talk.

Operator
Your next question comes from the line of Arvind Ramnani with Bank of America Securities.

Sandeep Mahindroo
Brandy, we are not yet done with the previous question. We need to complete that.

BG Srinivas
This is BG. I just want to again reiterate the question which came up on Europe. On Europe, apart from the uncertainty in financial services, we are looking at growth happening in energy and utilities, retail and manufacturing. These three sectors we are seeing increased traction both in terms of pipeline as well as current business growth. At the same time, there is another service line which is typically not so much noticed which is our engineering services. This is something which we have seen in the last six months gaining traction on the product design and product engineering both in the automotive, aerospace and discrete manufacturing. This service line is picking up growth in Europe. We opened four new client accounts on the engineering services. Overall, within Europe, apart from our growth in the U.K., we are seeing traction in Switzerland, Germany, the Benelux region and Nordics. What's also happening in Europe is the fact that the clients in the mainland Europe have started to increase dialogue in terms of vendor consolidation. They are looking at alternative means of reducing their dependency on individual subcontractors. We see increase dialogue in terms of discussions both with deal consultants as well as with vendor partners like us. That engagement has started. While in the near term we could see some challenges in terms of series increase in ramp up in Europe. But mid-term to long-term we will see this getting back.

Sandeep Mahindroo
Arvind, you can go ahead with your question.

Arvind Ramnani
Congrats on a great quarter. Based on second quarter guidance, it seems that this is no longer a back-half loaded year. So why we have not increased the guidance for the year?

V. Balakrishnan
Look, we clearly said on the environment front, nothing really has changed. It's the same environment. We had a planned growth for this full year when we started in the beginning of the year. So we are continuing with that. If the environment changes, probably we could have a relook at the yearly number. At the beginning of the year, we said we'll be flat in the first quarter which assumes 6-6.5% growth for the next three quarters. And now we have grown 1.1% in the first quarter. We've given a guidance of 6% for the second quarter. The rest of the quarter, we will be growing at close to 6% to meet our guidance. So nothing in the environment has changed for us to have a relook at the guidance.

Arvind Ramnani
What growth are you factoring from Europe over the next couple of quarters?

V. Balakrishnan
It will be in line with what we have seen in the first quarter. So first quarter we have seen Europe excluding the top client growing close to 4%. So that could continue. Europe there are lot of opportunities. Of course, large client has not grown as we expected. But overall for the year, it could be on similar lines

Arvind Ramnai
And some really quick data points. In terms of tax rates for next year, what should we be factoring?

V. Balakrishnan
I think next year the tax rate could still be somewhere around 18%. We are getting out of the tax holiday in 2011. Probably at that time if we're able to push more work into SEZ, our effective tax rate could be somewhere between 20-22%.

Arvind Ramnani
If I can squeeze one last question in, what should we expect for utilization for the second quarter and for the year?

V. Balakrishnan
We don't give utilization guidance for each quarter. Overall we are saying that utilization we are comfortable when it is somewhere between 76-80%. At some point of time, it could be lesser than that. But we want to create the flexibility in the model. We don’t want to be surprised by growth. One of the worst things that can happen to us is we have opportunities but we don’t have people. We don’t want to get caught in this situation. So quite possible when we see larger opportunities, we are willing to take the costs and keep the flexibility because we don’t want to miss the growth.

Arvind Ramnani
Sure, thank you.

Operator
Your next question comes from the line Julio Quinteros with Goldman Sachs.

Julio Quinteros
Hi, guys. Good evening. Just real quickly, can we go just on a service line level, I’m trying to get a sense for relative strength of service lines, and in particular is there any one area that stands out that where demand remains robust, where pricing trends remain favorable, just to kind of distinguish maybe on a service line level, if possible?

S. Gopalakrishnan
Sure, if you look at the various service lines, Business Process management continues to be very strong for us. We are seeing significant opportunities there. Infrastructure management, significant growth from 4.6 to 5.7% of revenues which is about 24% growth. Consulting and enterprise solutions, this quarter is flat, but generally we are seeing significant opportunities there. We won three transformation builds this quarter, all in the consulting and enterprise solutions space. These are deals which are $ 30 m plus. And testing again, continues to be very strong. Finacle is doing very well, from the product side. Finacle on a year-on-year basis, has grown by 50%, almost. So these are some of the strongest service lines for us.

Julio Quinteros
Got it. Great. And then in terms of offsets to your largest client, it almost feels like, in order for you guys to actually get the acceleration that your second quarter guidance suggests, it feels like there has to be some bigger stuff in the pipe that will obviously begin to contribute. Can you just give us a sense on, how quickly that comes on line, and is it enough – obviously it’s enough because you guys are going to grow into the next quarter sequential, but just what vertical is that coming out of, and how much does that help you sort of mitigate the potential drag from your largest client?

S. Gopalakrishnan
So all industry verticals are growing including telecom, if you take out this one client. Even this client, as I saidit’s a very important relationship for us and we will make sure that we meet their expectations for growth and things for that. But generally, all segments are seeing growth for us, actually.

Julio Quinteros
Got it. And then finally, one of the sort of general sort of views has been that, as companies, continue to struggle with costs and continue to struggle with a weak environment overall, et cetera, that they would be inclined to do more work offshore and to do more outsourcing at some point. At this point, based on your conversations, do you think that your clients are already sort of over that initial kind of wave of shock and dealing with everything that they have to deal with and finally have come to the point where they said, OK, we really do need to do this more with more frequency and with a higher velocity because the environment’s not going to change. Are we at that point, or are our clients still kind of at the point where maybe they’re more like, a deer in the headlights, kind of cop out what’s happening and the current sort of environment is to continue to sort of hold off on things, with somewhere down the road maybe seeing the opportunity for offshore? Any way to characterize how that environment is probably sort of trending along for you guys because it almost feels like we’re not quite at the point where those decisions are coming, but it feels like it’s kind of building up in the system, if you will.

S. Gopalakrishnan
So, if you look at client relations, we had one of the best quarters, 49 new clients, three Fortune 500 clients being added this quarter. So the way I see it and the way we look at it is when will the accelerations happen from spending perspective? I think, clearly, they see that this is the direction in which they need to go, they are also signing up, even existing clients are saying that, we need to spend more with this model. When will the acceleration happen? From first quarter to second quarter, we’re saying, yes the growth rate is going to be better. To some extent, the acceleration is happening, and depending on how companies are comfortable with the economy, I think that the acceleration will take place going forward. It’s about how fast the decisions are made et cetera, the pace of the decisions but the decision to move to this model, I can positively say is clearly being made at this point.

Julio Quinteros
Got it. OK, and then, just lastly, just to take one last sort of push, as you guys came out of the month of June, was there a change in the way that you guys were feeling, say, between April and May to the June quarter, just to sort of kind of get that one and put it to rest, I guess, one last time if you could just kind of get a sense for what went on between the month of June and, say, April and May?

S. Gopalakrishnan
Nothing really happened other than probably, it still is as uncertain as of April when the situation will really improve. I don’t know that we could say it then or we could say it now. If we look at our guidance in April and guidance now, it stays the same. In that sense, it is panning out as we thought. Only difference, I would say, could we say it has improved now? Probably not. That’s all.

Julio Quinteros
Great. Thanks, guys.

Operator
Your next question comes from the line of Ashish Thadhani with Gilford Securities.

Ashish Thadhani
Yes, good evening. I was wondering if you could talk about your U.S. on-site presence a little bit, specifically where it stands relative to your own objectives, as well as client servicing requirements and whether this is an issue that may constrain growth.

S. Gopalakrishnan
No, it is not going to constrain growth. We have a particular model. We say that our onsite offshore mix is typically 30:70 and the business currently is around the same percentage. We have increasing local hires, both from campuses as well as laterals. This is helping us with the relationship management. Consulting especially is growing locally. So it is sort of in line with what the model requires at this point.

Ashish Thadhani
OK, and very quickly: BPO on net margin is now at 10 percent. Could you shed some light as to what one can expect in the future and what explains the current level?

Abraham Matthew
This is Abraham. We are looking at an operating margin for a BPO of 15% and this is actually including the work which we do through other parts of Infosys and we expect to maintain these margins going forward in the coming quarters.

Ashish Thadhani
OK, thank you.

Operator
Your next question comes from the line of Rod Bourgeois with Bernstein.

Rod Bourgeois
Hey, guys. Yes, Rod Bourgeois here. Guys, I wanted to try to better define this term “environment,” because I think it’s creating some confusion. I think we’ve had everything this morning from the environment is weaker to the environment is the same. But I think the key is to define what the environment means, so let me ask the question this way. Let me present two scenarios and you tell me which one is more accurately reflecting what is happening here. Scenario one is that the environment, as defined by the business environment of your clients, that environment has weakened, particularly in the financial services vertical. But in terms of its affect on your business, you’re not seeing any major disruption to existing deals and what’s happening in your pipeline. That’s scenario one. Scenario two is the environment is weak and your clients are having struggles in their business and it’s also disrupting the deal flow that you’re facing in your business. In my view, scenario two was definitely in place earlier this year but can you characterize right now whether you’re in a scenario one situation or a scenario two situation?

S. Gopalakrishnan
Scenario one, and I’m assuming that you are saying scenario one was there in April and it continues in June. So it is scenario one.

Rod Bourgeois
All right. So you’re seeing issues with your clients’ businesses are increasingly struggling, but you’re not seeing that having a sort of ____ affect on your actual deal flow in your business?

S. Gopalakrishnan
So we saw this in April and we gave a guidance on the same (inaudible) …Yes, so we were talking about the situation in option one, and option one what I’m saying is the year is spanning out as we thought to be in April and the situation is no different today than in April. The clients environment is challenging our work with the client has a certain assumption and those assumptions are the same today compared to April.

Rod Bourgeois
OK, great. And guys, on a different topic, can you talk about your general plans on the M&A front? It’s clear that you guys have been looking at doing some acquisitions but can you talk about timing your geographic focus and your service line focus when you look at acquisitions as a priority?

S. Gopalakrishnan
So I will talk about focus first. Clearly we want to look at gaps in our service lines. We want to look at acquisition in a strategic manner rather than as a growth engine. We want to look at the gap from a geography perspective also. So for example, it makes sense for us to look at, let’s say, Continental Europe where we need to increase our local preference for language reasons. We have been saying that we would look at smaller acquisitions rather than larger acquisitions. Now the probability of a smaller acquisition is higher. The size is particularly, 10% of our revenues, may be $ 300 m to $ 500 m. These are thumb-rules rather than hard and fast rules which cannot be violated. And the timing will depend on us finding the right company at the right value where we feel comfortable that the strategic fit is there, where we feel that we can retain the employees because if you’re buying something for capability, then we should be able to retain those employees so that we can leverage that.   So that’s the focus. We have a dedicated team which looks at acquisitions, candidates, etcetera, and as you know, we look at many but only when everything fits and there is an agreement we can talk about it publicly.

Rod Bourgeois
OK. And one final question, guys. Given the move in the rupee, you’ve got more room in your margin structure. As you guys start doing planning for fiscal ’09, if the rupee stays where it is and you’re able to reinvest some of that extra margin up side from the rupee into the business, does that help your growth outlook as you – well, excuse me, as you move into fiscal 2010? In other words, I’m asking if you’re able to reinvest significant margin up side back in the business from the rupee, does that help your growth outlook moving into the next year versus where you would have been earlier?

S. Gopalakrishnan
Yes we typically re-invest it back in the business. We look at building out solutions. We look at hiring domain and industry experts, investing in consulting. We look at investing in Finacle, our product, et cetera and this would have medium to long-term impact on our growth.

Rod Bourgeois
Alright, guys. Thank you very much.

Operator
Your next question comes from the line of Kanchana Vydiananthan with Pacific Crest Securities.

Kanchana Vydiananthan
Thank you. My first question is looking at your sales and marketing expenses. So sales and marketing for this quarter was close to 5.3% of total revenue. Now excluding fiscal 2008, during the prior years, you typically maintained that somewhere in the range of 6.5%. Can you help us understand going forward what would you like that number to be in fiscal 2009, and also as a long-term goal?

S. Gopalakrishnan
So we would look at our sales and marketing costs somewhere between 6-7% typically but quarter upon quarter, slight up and down will come but typically we would look at 6-7% typically

Kanchana Vydiananthan
Ok. My second question is looking at your consulting and your package implementation business, it seems like the sequential growth was, I mean, it actually declined by about 0.5 % this quarter and just looking historically, you’ve actually grown every quarter about the company average growth rate. Can you help us understand, were results here related to the top client or were there more issues in this offering?

Chandra Shekar Kakal
Actually if we look at package implementation and consulting space, the trend has not reversed. So the trend continues that we see a good demand and customers are continuing to spend on the kind of work that we are doing, transformation program, package implementation, global roll outs, instance consolidation, upgrades all these are happening using offshore service providers like us. So that change has not happened. To some extent, there is an impact of the large client also. But if you look at the last quarter’s performance in terms of the transformation program that we have won, the large deals that we have won and the milestones that have gone live, all are healthy and indicate a good trend. So if you look at the dialogues we are having with our customers, the transformation programs we are winning and the way we are going against the global SIs, so there is no real reason for concern. Quarter on quarter, there could be slight up and down depending on when the program starts, when the programs end, especially in the consulting and large package implementation business.

Kanchana Vydiananthan
So is it fair to assume that in the September quarter and for the rest of fiscal of ’09 we would start to see growth that would be in line with the average growth of the company?

S. Gopalakrishnan
Yes.

Kanchana Vydianthanan
OK. Thank you.

Operator
Your next question comes from the line of Ed Caso with Wachovia.

Ed Caso
Hi, thank you. Good evening. My question is on you have a rather broad spectrum of service offerings at this point in time. How much has that been a factor in your continuing to win business and continuing to penetrate your client base and I guess I’m sort of leading towards are you starting to see some sort of vendor consolidation where some of the tier twos who don’t have the breadth of offering that you have, may be suffering a little bit in the marketplace. Is that a right scenario?

S. Gopalakrishnan
Yes. We are seeing that the larger companies who have full service capabilities are growing faster in this environment. There are cross border acquisitions that happen. Indian companies acquiring consulting or front end capabilities outside and global system integrators acquiring in India especially they have come into India late, acquiring into India. So that kind of consolidation is happening and definitely what we are seeing, I believe, is there is a leadership pool which is a small set maybe 5-10 companies and then there’s a long tail and this long tail will probably continue. This industry has never seen consolidation and having only few players. It’s always had a leadership pool and a long tail and I think that will be the structure of this industry going forward. And then at the leadership pool also probably there are maybe two sets. One is the companies which have all the way from hardware to services, and then independent service companies. So there probably are two sets in the leadership pool also. And Ed, probably this is to be expected from you because you are the analyst. I’m just giving you my opinion.

Ed Caso
My other question is on the business process outsourcing market in general. Can you differentiate what you’re seeing in that space relative to what you’re seeing in your IT space regarding sales cycles, client interests and so forth?

S. Gopalakrishnan
In the infrastructure outsourcing and that’s the question, right, Ed?

Ed Caso
Actually, I was thinking more on the business, the F&A, HRO, that space.

S. Gopalakrishnan
Oh, OK. The BPO side has a different characteristic because you work with business rather than IT and if the business sponsor pushes it strongly, actually sometimes the decisions are made faster. There the difference is the contracts are typically long-term. Those are the traditional outsourcing contracts, the contracts are longer, the transition times are typically sometimes six months to a year long. So that the characteristics are different and the work force is different. So that whole business is actually slightly different but there is synergy in the sense that at least some clients are saying that I would like to go to the same service provider for both BTO and IT.

Ed Caso
Thank you.

Operator
Your next question comes from the line of Brian Kinstoinger with Sidoti & Company.

Brian Kinstoinger
Thanks for taking my questions. The first one was if I excluded your top customer, what would the pricing trend look like?

S. Gopalakrishnan
I’m sorry. Can you repeat that question, please? Yes, we’re not able to hear properly

Brian Kinstoinger
If I were to exclude the top customer of yours, is the pricing still flat or is it modestly increasing?

S. Gopalakrishnan
The pricing is flat including the top customer

Brian Kinstoinger
And then if I looked at the BFSI in particular, are the pricing trends same as the rest of the industry or is it a little bit weaker there? Are you seeing more client push back?

S. Gopalakrishnan
We have not seen any difference in the BFSI space. In fact, we have had some pricing increases also in the BFSI space, so there are no differences.

Brian Kinstoinger
Right. Thank you.

S. Gopalakrishnan
So thank you, everyone. Really appreciate the time you’ve all taken and the effort you have taken to join this call. As usual we look forward to continuing this interaction throughout the quarter, and our investor relationship people are in touch with you and please contact us if you need any information or details. Thank you very much.

Operator
This concludes today’s first quarter fiscal 2009 results for Infosys Technologies conference call. You may now disconnect.